Exhibit 99.1

360 DigiTech Announces Board Change

Shanghai, China, January 20, 2023, 360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced Mr. Yongjin Fu has tendered his resignation as a director of the Company for personal reasons, effective as of January 20, 2023. The board of directors of the Company (the “Board”) has approved the appointment of Mr. Fan Zhao as an independent director of the Company, effective immediately. Mr. Fan Zhao will also serve on the audit committee of the Board as its member. In addition, the Board has approved the appointment of Mr. Gang Xiao as the chairperson of the audit committee of the Board, effective immediately.

Mr. Fan Zhao founded and has served as the chairman of the board of directors of Beijing Fengye Fanda Investment Advisory Co., Ltd. since 2000. He has served as a director of Heintzman Piano Company Limited since 2004. He founded and served as a director of Sunbridge International Holdings Limited from 2002 to 2018. From 2000 to 2004, Mr. Zhao was an independent director of www.3721.com. Mr. Fan Zhao was the president of Hebei Bada Group from 1993 to 1999. Mr. Fan Zhao received a bachelor’s degree in engineering from Beijing University of Civil Engineering and Architecture in 1982 and an MBA degree from Lawrence Technological University in 2002, respectively.

“We would like to extend our sincere gratitude to Mr. Yongjin Fu for the contribution to our board during his tenure,” said Mr. Haisheng Wu, director and the chief executive officer of 360 DigiTech. “We are pleased to welcome Mr. Fan Zhao to our board. I’m confident his strategic insights and extensive experience will benefit 360 Digitech a lot as we work to drive sustainable growth and deliver long-term shareholder value.”

About 360 DigiTech

Established in 2016, 360 DigiTech is a Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: ir.360shuke.com

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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